Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus to present at Canadian Association of Petroleum Producers' 20th
     Annual Oil and Gas Investment Symposium

     TSX: ERF.UN
     NYSE: ERF

     CALGARY, June 12 /CNW/ - Enerplus is pleased to advise that Mr. Gordon J.
Kerr, President and Chief Executive Officer, will provide an update on the
Fund's activities via a presentation at the 20th Annual CAPP Oil and Gas
Investment Symposium on Monday, June 16, 2008 at 9:55 a.m. MDT. Investors are
invited to watch a live webcast of the presentation at:

     events.onlinebroadcasting.com/capp/061608/index.php?page(equal sign)launch

     Enerplus is a high-yielding equity investment in the oil and natural gas business. We are one of Canada's oldest and largest independent oil and gas producers established in 1986. We have built a balanced and diversified portfolio of producing properties across western Canada and the United States with a focus on large resource plays that offer predictable production and repeatable, low-risk development opportunities in conventional oil and gas production as well as in Canada's oil sands. Enerplus creates value through development drilling, optimization and acquisitions that enhance the sustainability of our business over the long-term. Through our discipline of paying a significant portion of our cash flow to investors each month, we believe we offer an attractive investment in the oil and gas industry.
     Enerplus trust units trade on the Toronto Stock Exchange under the symbol
"ERF.UN" and on the New York Stock Exchange under the symbol "ERF".

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or e-mail
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 17:21e 12-JUN-08